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VIA EDGAR

Office of Real Estate and Construction

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4720

Washington, D.C. 20549

Attention: Michael Davis and Pam Howell

Re:	Everest Consolidator Acquisition Corporation

Registration Statement on Form S-1

Filed October 18, 2021, as amended October 29, 2021

File No. 333-260343

Dear Mr. Davis and Ms. Howell:

On behalf of Everest Consolidator Acquisition Corporation, a Delaware corporation (the “Company”), we are transmitting this letter in response to a comment received from the staff (the “Staff”) of the Securities and Exchange Commission by letter dated November 15, 2021 with respect to the above-referenced Registration Statement on Form S-1. This letter is being submitted together with a copy of the Company’s Amendment No. 2 to Registration Statement on Form S-1 (“Amendment No. 2”), which has been revised to address the Staff’s comment. The bold and numbered paragraph below corresponds to the numbered paragraph in the Staff’s letter and is followed by the Company’s response.

November 18, 2021

Registration Statement on Form S-1 filed October 19, 2021

Prospectus Cover Page, page 1

1.	Please revise the disclosure regarding the extensions to clarify that the sponsor will contribute $.10 per share to the trust for each extension.

Response: The Company respectfully acknowledges the Staff’s comment and in response has revised the disclosure on the prospectus cover page of Amendment No. 2.

Please do not hesitate to contact me at (713) 546-5400 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Ryan J. Maierson

Ryan J. Maierson of LATHAM & WATKINS LLP

Enclosures

cc: (via e-mail)

Adam Dooley, Chief Executive Officer, Everest Consolidator Acquisition Corporation

Marc D. Jaffe, Latham & Watkins LLP

Senet S. Bischoff, Latham & Watkins LLP

William D. Howell, Sidley Austin LLP

Edward F. Petrosky, Sidley Austin LLP

Vivian A. Root, Sidley Austin LLP